United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Airgain Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00938A104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00938A104	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons James K. Sims
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 586,711
	6	Shared Voting Power 7,534
	7	Sole Dispositive Power 586,711
	8	Shared Dispositive Power 7,534
9	Aggregate Amount Beneficially Owned by Each Reporting Person 594,245
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.9%
12	Type of Reporting Person IN

CUSIP No. 00938A104	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Airgain, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3611 Valley Centre Drive,

Suite 150

San Diego, CA 92130

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of James K. Sims (the “Reporting Person”).

(b)	Address or Principal Business Office:

The address of the Reporting Person is c/o Airgain, Inc., 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.

(c)	Citizenship of each Reporting Person is:

Mr. Sims is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

00938A104

ITEM 3.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon 9,767,957 shares of Common Stock outstanding as of November 2, 2020 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
James K. Sims	594,245	5.9%	586,711	7,534	586,711	7,534

The Reporting Person is the sole beneficial owner of 586,711 shares of Common Stock, which includes 311,137 shares of Common Stock that Mr. Sims has the right to acquire within 60 days of December 31, 2020. In addition, GEN3 Capital I, L.P. and Gen 3 Partners, Inc. are the record holders of 7,529 and 5 shares of Common Stock, respectively. The Reporting Person may be deemed to share beneficial ownership of the Common Stock held by each of GEN3 Capital I, L.P. and Gen 3 Partners, Inc.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 4 of 5

ITEM 10.	Certification.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 16, 2021

James K. Sims

/s/ James K. Sims